UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

[X]           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

OR

[  ]           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                           to

Commission File Number 001-10684

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

IGT PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INTERNATIONAL GAME TECHNOLOGY

6355 South Buffalo Drive, Las Vegas, Nevada 89113

(702) 669-7777

REQUIRED INFORMATION
The IGT Profit Sharing Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedule of the Plan for the years ended December 31, 2011 and 2010, which have been prepared in accordance with accounting principles generally accepted in the United States of America and which satisfy the financial reporting requirements of ERISA, are filed herewith and incorporated herein by this reference. The written consent of Burr Pilger Mayer, Inc. with respect to the 2011 annual financial statements of the Plan is filed as Exhibit 23 to this Annual Report.

IGT Profit Sharing Plan

Financial Statements as of and for the Years Ended
December 31, 2011 and 2010, Supplemental
Schedule as of December 31, 2011, and
Report of Independent Registered Public Accounting Firm

IGT Profit Sharing Plan

Table of Contents

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE:
Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)	12

Note:
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required.

Signature	13

Exhibit Index	14

Exhibit 23 - Consent of Independent Registered Public Accounting Firm	15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the

IGT Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the IGT Profit Sharing Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Burr Pilger Mayer, Inc.

San Jose, California

June 20, 2012

IGT Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31,	2011	2010

Assets
Investments, at fair value	$286,871,882	$307,736,370
Participant loans receivable	12,838,305	13,339,783

Net assets available for benefits	$299,710,187	$321,076,153

See accompanying notes

IGT Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31,	2011	2010

Additions (reductions) to net assets attributed to:
Investment income (loss):
Net increase (decrease) in fair value of investments	$(13,071,143)	$19,477,032
Dividends	7,806,903	5,719,652
	(5,264,240)	25,196,684

Participant loan interest	617,922	732,774

Contributions:
Employer	2,173,610	2,112,696
Participant	13,194,182	12,849,886
	15,367,792	14,962,582

Total additions to net assets available for benefits	10,721,474	40,892,040

Deductions from net assets attributed to:
Benefits paid to participants	31,992,907	26,101,754
Administrative expenses	94,533	113,493

Total deductions from net assets available for benefits	32,087,440	26,215,247

Net increase (decrease) in net assets available for benefits	(21,365,966)	14,676,793

Net assets available for benefits:
Beginning of year	321,076,153	306,399,360

End of year	$299,710,187	$321,076,153

See accompanying notes

Notes to Financial Statements

1.           Description of Plan

The IGT Profit Sharing Plan (the Plan) is sponsored by International Game Technology (referred to throughout these notes as IGT, we, our and us) and consists of two programs, the profit sharing program and the 401(k) program. The following description of the Plan is provided for general information purposes only. Participants should refer to the IGT Plan document and summary plan description for a more complete description of the Plan’s provisions.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and other provisions of the Internal Revenue Code (IRC). This defined contribution plan covering all eligible IGT employees was adopted in December 1980 and is administered by Fidelity Management Trust Company (Fidelity).

Profit Sharing Program

IGT may make an annual profit sharing contribution based on operating profits as determined by its Board of Directors. The contribution is allocated to eligible participants’ accounts proportionately based on annual eligible compensation. No profit sharing contributions were made for the years ended December 31, 2011 or 2010.

Our employees are eligible to participate in the profit sharing program after completing 1,000 hours of service in a calendar year and reaching the age of 18. Once eligible, Plan participants must be employed on the last day of the Plan year (December 31) to receive their annual profit sharing allocations. Participation in profit sharing is retroactive to January 1 of the year in which the employee became eligible.

401(k) Program

Participants may contribute up to 40% of their pre-tax annual compensation, as defined in the Plan. Highly compensated employees were allowed to make elective deferral contributions up to 10% of their annual salary for 2011 and 2010. Employees may make pre-tax contributions to their accounts upon completion of 30 days of full time employment, or one year of 1,000 hours of part-time employment. A participant may discontinue contributions to the Plan at any time. Participants direct 100% of their contributions, matching contributions and profit sharing contributions to the Plan.

IGT’s 401(k) contribution matching program provides for the matching of 100% of an employee’s contributions up to $750 as determined by the Profit Sharing Committee. The Plan also allows for rollover contributions from other qualified retirement plans. If the rollover is from an individual retirement arrangement, all assets in the prior retirement plan must have originated as contributions made under a qualified plan.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s 401(k) contribution, IGT’s 401(k) employer matching contribution, IGT’s profit sharing contributions, if any, Plan earnings and/or losses less Plan expenses, and forfeitures of non-vested portions of terminated participants’ profit sharing contributions, if any.

Investment Options

The Profit Sharing Committee has selected 28 investment options that have a variety of growth and risk characteristics. Plan participants may allocate all contributions to one investment fund or split them between any combination of funds in increments of 1%. A participant may change how current and/or future contributions are invested at any time during the Plan year. When a profit sharing contribution is made, the funds are deposited annually into the Retirement Money Market Portfolio prior to distribution to eligible participants. Once distributed, employer contributions are invested as directed by the participants.

Benefit Payments and Vesting

Participants are vested immediately in their tax deferred 401(k) contributions, 401(k) employer matching contributions, rollover contributions from other qualified plans, and related earnings. Vesting in the Company’s discretionary profit sharing contribution is based on years of service. A participant earns one year of vesting service for each Plan year (January 1 to December 31) in which he or she works at least 1,000 hours, and is fully vested after six consecutive years of service, based on the following schedule:

Completed Years	Vested
of Service	Portion
0	0%
1	10%
2	20%
3	40%
4	60%
5	80%
6	100%

Upon termination of employment, a participant may receive a lump sum payment equal to the vested value of his or her account. If the termination of employment is by normal retirement (retirement after age 65), by death or by reason of total disability, the participant becomes 100% vested and has the right to receive payment in full. If a participant leaves IGT for any other reason, he or she is entitled to a distribution only from the vested portion of his or her account.

In accordance with federal tax laws, the Plan requires distributions to terminating participants with vested balances of less than $5,000. The Plan will make a distribution directly to terminating participants with vested balances up to $1,000. If a terminating participant has a vested balance between $1,001 and $5,000, the participant may elect to have such distributions paid directly to him or her, or to an eligible retirement plan in a direct rollover. If no election is made, such distribution will be paid in a direct rollover to an individual retirement plan designated by Fidelity. If a terminating participant’s vested account balance totals $5,000 or more, the individual may voluntarily defer payment of benefits until the normal retirement date.

Forfeited Accounts

Any participant who terminates employment with IGT will forfeit the non-vested portion of his or her account. Forfeitures occur at the earlier of the date the participant receives a distribution from the Plan or after a five year break in service. In accordance with the Plan document, forfeitures were used to pay expenses of $23,643 in 2011 and $37,998 in 2010. In addition, forfeitures of $948,892 were allocated to eligible participant accounts in 2011 and $1,484,541 in 2010.  The forfeited non-vested amount not yet allocated to active participants totaled approximately $636,500 at December 31, 2011 and $950,000 at December 31, 2010.

Hardship Withdrawals

The Plan allows for hardship withdrawals under defined circumstances. The necessity of the hardship withdrawal is reviewed by IGT’s Plan administrator and includes allowances for major medical expenses, purchase of a primary residence, college expenses for a family member, and prevention of eviction from or foreclosure on a principal residence. A participant must stop making pre-tax 401(k) contributions for six months following a hardship withdrawal.

Plan Termination

In the event of Plan termination, participants will become 100% vested in their accounts. IGT has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Participant Loans

Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed, which is not less than the prime rate plus 1%. Principal and interest is paid ratably through bi-weekly payroll deductions. The loan amount may be no less than $1,000 and repayment must be over a period not to exceed 60 months. As of December 31, 2011, interest rates on loans ranged from 4.25% to 10.5% with maturities through 2017.

2.           Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in the United States of America (US).

Cash

Cash represents interest bearing cash held for the purpose of providing liquidity and satisfying daily participant requests related to the IGT Unitized Stock Fund. This fund is maintained in accordance with the trust agreement between IGT and Fidelity.

Investment Valuation and Income Recognition

All Plan investments are stated at fair value based on quoted market prices.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price), in the principal or most advantageous market, in an orderly transaction between market participants, on the measurement date.  Assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

•	Level 1 – Quoted market prices in active markets for identical instruments.

•	Level 2 – Quoted market prices for similar instruments, using observable market based inputs corroborated by market data.

•	Level 3 – Unobservable inputs using our own assumptions when observable inputs are unavailable.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Participant Loans Receivable

Participant loans receivable are measured at their unpaid principal balance plus any accrued interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments, including mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate and credit risk, as well as overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term that could materially affect the amounts reported in the financial statements.

Plan Expenses

Plan participants pay investment management and trustee fees and also fees related to the administration of their loans. Certain administrative expenses are paid by the Plan. Consulting and record keeping fees are paid by IGT.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Recently Issued Accounting Standards or Updates – Not Yet Adopted

In May 2011, the Financial Accounting Standards Board (FASB) issued an Accounting Standards Update (ASU) to amend fair value measurement to achieve convergence between the US GAAP and the International Financial Reporting Standards (IFRS).  Effective for reporting periods beginning after December 15, 2011, this ASU changes some fair value measurement principles and disclosure requirements, but is not expected to have a material impact on our financial statements.

3.           Fair Value Measurements

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input significant to the fair value measurement. The following is a description of the valuation methodologies used in valuing the Plan’s assets.

•	Cash – valued at carrying amount

•	Money market funds - valued using active trading prices

•
Mutual funds - valued using the net asset value (NAV) of shares held by the Plan; NAV is a quoted market price equal to the value of assets owned by the fund, less liabilities, divided by the number of shares outstanding

•	IGT common stock - valued at the publicly-traded market price

All Plan investments are administered by a Fidelity investment management agent and are measured at fair value on a recurring basis as presented below.

December 31, 2011	Fair Value	Level 1	Level 2	Level 3
Cash	$687,767	$687,767	$-	$-
IGT Common Stock	45,333,610	45,333,610	-	-
Money Market Fund	45,815,861	45,815,861	-	-
Mutual Funds:
Large Cap	63,005,512	63,005,512	-	-
Mid-Cap	36,435,546	36,435,546	-	-
Small Cap	8,836,213	8,836,213	-	-
International	18,002,426	18,002,426	-	-
Blended Funds	41,606,703	41,606,703	-	-
Bond Investments	27,148,244	27,148,244	-	-

Total investments	$286,871,882	$286,871,882	$-	$-

December 31, 2010	Fair Value	Level 1	Level 2	Level 3
Cash	$853,791	$853,791	$-	$-
IGT Common Stock	48,114,836	48,114,836	-	-
Money Market Fund	43,696,269	43,696,269	-	-
Mutual Funds:
Large Cap	68,915,512	68,915,512	-	-
Mid-Cap	40,144,505	40,144,505	-	-
Small Cap	10,260,758	10,260,758	-	-
International	22,813,763	22,813,763	-	-
Blended Funds	43,416,654	43,416,654	-	-
Bond Investments	29,520,282	29,520,282	-	-

Total investments	$307,736,370	$307,736,370	$-	$-

4.           Investments

The following table presents the fair value of investments which represent 5% or more of the Plan’s net assets.

December 31,	2011	2010
Fidelity Retirement Money Market Portfolio	$45,815,861	$43,696,269
IGT Common Stock	45,333,610	48,114,836
PIMCO Total Return Fund	27,148,244	29,520,282
Fidelity Diversified International Fund	17,534,577	22,813,763
Davis NY Venture	16,204,452	19,329,414
Baron Asset Institutional Fund	15,127,236	16,886,191
Fidelity Equity-Income Fund	*	16,507,713

*At December 31, 2011, the fair value of this fund was not greater than 5% of the Plan's net assets.

During the years ended December 31, 2011 and 2010, the Plan’s investments, including realized and unrealized gains and losses, increased (decreased) in value as follows.

Years ended December 31,	2011	2010
Common Stock	$(514,940)	$(2,698,300)
Mutual Funds	(12,556,203)	22,175,332

Total increase (decrease) in fair value of investments	$(13,071,143)	$19,477,032

5.           Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. The Plan also pays administrative expenses to Fidelity.

The Plan held 2,635,675 shares of IGT common stock with a cost basis of $53,399,709 at December 31, 2011 and 2,719,889 shares with a cost basis of $57,237,675 at December 31, 2010. In addition, participant loans qualify as party-in-interest.

6.           Tax Status

The Internal Revenue Service (IRS) has determined and informed us by a letter dated June 13, 2012, that the Plan and related trust were designed in accordance with the applicable requirements of the IRC. IGT and the Plan administrator believe that the Plan is being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Department of Labor and IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to the applicable statute of limitations.

7.           Commitments and Contingencies

Internal Revenue Service VCP Submission

On June 12, 2009, we filed an application with the IRS under the Voluntary Correction Program (VCP) along with a supplement on April 1, 2010 in order to resolve the separate issues described below.

Between 2002 and 2008, we improperly treated the transfer of Plan participants to our non-U.S. offices as terminations of employment. As a result, the transferred participants were given the opportunity to receive distributions and vesting credits ceased to be earned.

We also requested IRS approval of an amendment to the Plan in order to conform to the Plan’s administration. Historically, we have required that Plan participants make separate elections for deferral of bonus payments. The Plan was amended effective April 1, 2009 to require those elections.

We requested another amendment to the Plan to restore text that was inadvertently changed. This revision clarified that hardship withdrawals are to come from a participant’s Compensation Deferral Account and Rollover Account.

For Plan years 2001 through 2008, the allocation of discretionary profit sharing contributions was made based on hours of service included in payments made on dates during the Plan year rather than the actual hours worked during the Plan year. This resulted in a number of Plan participants not receiving their eligible contribution.

The IRS issued a compliance statement to the Plan dated June 2, 2011.  The compliance statement asserted that the Company’s proposed method of correction and revision of administrative procedures in the VCP submission are acceptable for the issues identified.  The correction resulted in an additional Company contribution of $179,840 to those participants impacted.  The IRS further stated that the matters identified for remediation and the correction of such matters did not cause the Plan to be disqualified.

All such corrective actions were completed by IGT in the time prescribed and the Plan Administrator believes this matter is now closed.

ERISA Actions

On October 2, 2009, two putative class action lawsuits were filed on behalf of participants in IGT’s employee pension plans, naming as defendants IGT, the IGT Profit Sharing Plan Committee, and several current and former IGT officers and directors. The actions, filed in the US District Court for the District of Nevada, are captioned Carr et al. v. International Game Technology et al., Case No. 3:09-cv-00584, and Jordan et al. v. International Game Technology et al., Case No. 3:09-cv-00585. The actions were consolidated.  The consolidated complaint (which seeks unspecified damages) asserts claims under the Employee Retirement Income Security Act, 29 U.S.C §§ 1109 and 1132.

The consolidated complaint is based on allegations of materially false and misleading statements or omissions regarding IGT’s business, operations, and prospects, and further alleges that the defendants breached fiduciary duties to Plan participants by failing to disclose material facts to Plan participants, failing to exercise their fiduciary duties solely in the interest of the participants, failing to properly manage Plan assets, and permitting participants to elect to invest in IGT stock. In March 2011, defendants’ motion to dismiss the consolidated complaint was granted in part and denied in part.  On March 16, 2012, the Court denied plaintiff’s motion for class certification.  We are currently unable to estimate the reasonably possible loss or range of loss related to these suits; however, we do not expect the outcome of these suits to have a material adverse effect on the Plan’s financial statements or qualified tax status.

8.           Subsequent Event

Acquisition of Double Down Interactive, LLC

In January 2012, IGT completed the cash acquisition of Double Down Interactive LLC (DoubleDown), a leading online social gaming company based in Seattle, Washington, and developer of the popular DoubleDown Casino® found on Facebook.  The Double Down Interactive 401(k) P/S Plan (DoubleDown Plan) was not merged with the Plan.  Rollovers of the DoubleDown Plan are allowed and DoubleDown employees became eligible to participate in the Plan in January of 2012.

******

IGT Profit Sharing Plan
EIN 88-0062109
Plan Number 001

Form 5500, Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year)
as of December 31, 2011

(a)	(b)	(c)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
		Common Stock
*	IGT	IGT Common Stock (2,635,675 shares)	$45,333,610

		Mutual Funds
	PIMCO Funds	PIMCO Total Return Fund – Institutional Fund	27,148,244
*	Fidelity	Fidelity Diversified International Fund	17,534,577
	Davis	Davis NY Venture Fund	16,204,452
	Baron	Baron Asset Institutional Fund	15,127,236
*	Fidelity	Fidelity Equity-Income Fund	14,401,743
*	Fidelity	Fidelity OTC Portfolio	13,476,880
*	Fidelity	Fidelity Low-Priced Stock Fund	12,344,876
*	Fidelity	Spartan® 500 Index Inst Fund	11,763,273
	T Rowe Price	TRP Mid Cap Value Fund	8,963,434
	Royce Funds	Royce PA Mutual INV Fund	8,836,213
*	Fidelity	Fidelity Puritan® Fund	8,099,535
	T Rowe Price	TRP Growth Stock Fund	7,159,164
*	Fidelity	Fidelity Freedom K 2025 Fund	6,159,740
*	Fidelity	Fidelity Freedom K 2040 Fund	5,369,466
*	Fidelity	Fidelity Freedom K 2030 Fund	4,757,536
*	Fidelity	Fidelity Freedom K 2035 Fund	4,372,588
*	Fidelity	Fidelity Freedom K 2020 Fund	4,302,687
*	Fidelity	Fidelity Freedom K 2015 Fund	3,063,765
*	Fidelity	Fidelity Freedom K 2045 Fund	1,778,375
*	Fidelity	Fidelity Freedom K 2010 Fund	1,235,406
*	Fidelity	Fidelity Freedom K 2050 Fund	1,114,616
*	Fidelity	Fidelity Freedom K Income Fund	746,922
*	Fidelity	Fidelity Freedom K 2000 Fund	499,452
	Columbia Management	Columbia Acorn International Fund	467,849
*	Fidelity	Fidelity Freedom K 2005 Fund	104,597
*	Fidelity	Fidelity Freedom K 2055 Fund	2,018

		Total Mutual Funds	195,034,644

		Money Market Fund
*	Fidelity	Fidelity Retirement Money Market Portfolio	45,815,861

*	Cash	Cash and Cash Equivalents	687,767

*	Various participants	Participant loans (maturing 2011 to 2017 at
		Interest rates of 4.25% to 10.5%)	12,838,305
	Total Assets Held For Investment Purposes		$299,710,187
* Indicates a party-in-interest to the Plan
Column (d), cost, has been omitted, as investments are participant-directed

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2012

IGT PROFIT SHARING PLAN

By:       IGT Profit Sharing Plan Committee

/s/ Aimee Hoyt
Chairman
IGT Profit Sharing Plan Committee

EXHIBIT INDEX

Exhibit	Description
Exhibit 23	Consent of Independent Registered Public Accounting Firm